EXHIBIT 99.1

Foremost Clean Energy Announces National Marketing Campaign

VANCOUVER, British Columbia, April 28, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”) is pleased to announce the launch of an unprecedented multi-platform investor awareness campaign designed to educate millions of North American retail and institutional investors by combining premium, multi-level media channels. This comprehensive initiative blends premium broadcast media, targeted digital dissemination, and institutional outreach to articulate three fundamental truths: (1) the irreplaceable role of base load nuclear energy in the clean energy transition and as a key source of energy for data processing, including for Artificial Intelligence (AI), which is expected to drive future increases to demand for uranium to fuel nuclear reactors (2) Canada’s strategic advantage in the secure critical mineral supply chain, and (3) Foremost’s distinctive positioning as one of the only Nasdaq-listed Athabasca Basin pure-plays with Denison Mines Corp (“Denison”) and its unique collaboration.

Through this campaign, the Company aims to systematically educate the investment community on Foremost’s 10-property uranium portfolio in Saskatchewan, its lithium assets in Manitoba and Quebec, while contextualizing them within macro trends including small modular reactor adoption, U.S.-China mineral decoupling, and the projected future uranium supply deficit.

National TV Campaign

The Company has engaged RedChip Companies Inc. (“RedChip”) of 31 E Horatio Ave, Suite #100, Maitland, FL 32751 (email: info@redchip.com) to provide marketing services. RedChip has secured a national television campaign for Foremost, including a 30-second advertisement on CNBC and Fox Business alongside a separate 30-minute CEO interview on “Bloomberg TV’s Small Stocks, Big Money”.

The campaign is scheduled to commence the week of May 12, 2025, with a fee of USD $45,000 (plus GST) payable to RedChip. The Company anticipates booking a second campaign under identical terms within three months, with scheduling to be determined. No securities will be issued to RedChip as compensation. To the Company's knowledge, RedChip (including its directors and officers) holds no securities of the Company and maintains an arm's-length relationship. A potential third campaign may be booked at a reduced rate of USD $40,000.

LFG Equities

The Company has entered into a marketing services agreement with LFG Equities Corp. (”LFG”) to provide strategic advice and digital media and marketing services to the Company. LFG, a Toronto-based company, will provide strategic advice, media buying and distribution, and marketing services through on-line media placements, influencer and newsletter distribution for the Company, including but not limited to newsletters. Under the terms of the agreement, LFG will receive $500,000 USD (plus GST) over the course of the initial 3-month term starting on May 01, 2025, with $100,000 USD paid upon signing, and the remainder due upon invoice. The initial term may be extended at the discretion of the Company.

LFG’s business address at 402-9140 Leslie St., Richmond Hill, ON, L4B 0A9. LFG is an arm’s length party to the Company. LFG does not have any interest, directly or indirectly, in the Company or its securities or any right or intent to acquire such an interest at this time, however LFG and its clients may acquire an interest in the securities of the Company in the future. There are no performance factors contained in the agreement and no stock options or other compensation in connection with the engagement.

Spark Newswire

Foremost Clean Energy is pleased to announce a six-week extension of its marketing and consulting agreement with Spark Newswire ("Spark"), initially announced on April 18, 2024, effective May 01, 2025 for $75,000 CND (plus GST). Under the extended agreement, Spark will continue to provide comprehensive digital marketing services including targeted email campaigns, social media promotion across Discord, YouTube, Instagram and TikTok, investment thesis video production, and strategic industry partnerships through online publications.

Foremost retains the option to renew for an additional six-week period. Spark, located at 800-885 West Georgia Street, Vancouver, BC V6C 3H1, remains an arm's length party to the Company and holds no securities of Foremost. For inquiries, please contact Spark at +1 604 761 0543 or steve@sparknewswire.com.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

Follow us or contact us on social media:
X: @fmstcleanenergy
LinkedIn: https://www.linkedin.com/company/foremostcleanenergy
Facebook: https://www.facebook.com/ForemostCleanEnergy

Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. Please refer to the Company’s most recent filings under its profile on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproves the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.